

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2024

Robert Wright
President and Chief Executive Officer
Potbelly Corporation
111 N. Canal Street, Suite 325
Chicago, Illinois 60606

    Re: Potbelly Corporation
        Registration Statement on Form S-3
        Filed May 8, 2024
        File No. 333-279213

Dear Robert Wright:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Alyssa Wall at 202-551-8106 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Flora Perez